   Exhibit 99.7

IFRS USD Earning Release

INDEPENDENT AUDITOR’S REPORT TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying Interim condensed consolidated financial statements of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Condensed Consolidated Balance Sheet as at June 30, 2020, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the period ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give a true and fair view in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), of the consolidated state of affairs of the Group as at June 30, 2020, the consolidated profit and consolidated total comprehensive income, consolidated changes in equity and its consolidated cash flows for the period ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed consolidated financial statements in accordance with the Standards on Auditing (SAs) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the interim condensed consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI and we have fulfilled our other ethical responsibilities in accordance with the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed consolidated financial statements.

Emphasis of Matter

As described in Note 2.7 to the interim condensed consolidated financial statements, the Company has responded to inquiries from Indian regulatory authorities relating to whistle blower allegations. The scope, duration or outcome of these matters are uncertain.

Our opinion is not modified in respect of this matter.

Management’s Responsibilities for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with IAS 34 as issued by the IASB. The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records for safeguarding assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim condensed consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the interim condensed consolidated financial statements, the respective Board of Directors of the companies included in the Group are responsible for assessing ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the Company’s internal financial controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim condensed consolidated financial statements, including the disclosures, and whether the interim condensed consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim condensed consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the interim condensed consolidated financial statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the interim condensed consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the interim condensed consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar

Partner

Place: Mumbai Date: July 15, 2020	(Membership No.039826) UDIN: 20039826AAAAFO4472

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under International Financial Reporting Standards (IFRS) in US Dollars for the three months ended June 30, 2020

Index
Condensed Consolidated Balance Sheet
Condensed Consolidated Statements of Comprehensive Income
Condensed Consolidated Statements of Changes in Equity
Condensed Consolidated Statements of Cash Flows
Overview and notes to the financial statements
1. Overview
1.1 Company Overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgments
1.5 Critical accounting estimates and judgements
1.6 Recent Accounting pronouncements
2. Notes to the interim Condensed Consolidated Financial Statements
2.1 Cash and cash equivalents
2.2 Earmarked bank balance for dividend
2.3 Investments
2.4 Financial instruments
2.5 Prepayments and other assets
2.6 Other liabilities
2.7 Provisions and other contingencies
2.8 Property, plant and equipment
2.9 Leases
2.10 Goodwill
2.11 Business combination
2.12 Employees' Stock Option Plans (ESOP)
2.13 Income taxes
2.14 Reconciliation of basic and diluted shares used in computing earnings per share
2.15 Related party transactions
2.16 Segment Reporting
2.17 Revenue from Operations
2.18 Unbilled revenue
2.19 Break-up of expenses and other income, net
2.20 Equity

Infosys Limited and Subsidiaries

(Dollars in millions except equity share data)

Condensed Consolidated Balance Sheet as at	Note	June 30, 2020	March 31, 2020
ASSETS
Current assets
Cash and cash equivalents	2.1	2,515	2,465
Earmarked bank balance for dividend	2.2	536	–
Current investments	2.3	371	615
Trade receivables		2,487	2,443
Unbilled revenue	2.18	949	941
Prepayments and other current assets	2.5	852	739
Income tax assets	2.13	1	1
Derivative financial instruments	2.4	12	8
Total current assets		7,723	7,212
Non-current assets
Property, plant and equipment	2.8	1,825	1,810
Right-of-use assets	2.9	529	551
Goodwill	2.10	711	699
Intangible assets		245	251
Non-current investments	2.3	853	547
Deferred income tax assets	2.13	198	231
Income tax assets	2.13	723	711
Other non-current assets	2.5	230	248
Total Non-current assets		5,314	5,048
Total assets		13,037	12,260
LIABILITIES AND EQUITY
Current liabilities
Trade payables		366	377
Lease liabilities	2.9	87	82
Derivative financial instruments	2.4	11	65
Current income tax liabilities	2.13	286	197
Client deposits		3	2
Unearned revenue		410	395
Employee benefit obligations		253	242
Provisions	2.7	84	76
Other current liabilities	2.6	1,929	1,321
Total current liabilities		3,429	2,757
Non-current liabilities
Lease liabilities	2.9	512	530
Deferred income tax liabilities	2.13	123	128
Employee benefit obligations		7	5
Other non-current liabilities	2.6	158	139
Total liabilities		4,229	3,559
Equity
Share capital - ₹5 ($0.16) par value 4,800,000,000 (4,800,000,000) equity shares authorized, issued and outstanding 4,241,345,393 (4,240,753,210) equity shares fully paid up, net of 17,809,235 (18,239,356) treasury shares as at June 30, 2020 and (March 31, 2020)	2.20	332	332
Share premium		314	305
Retained earnings		11,095	11,014
Cash flow hedge reserve		(3)	(2)
Other reserves		539	594
Capital redemption reserve		17	17
Other components of equity		(3,547)	(3,614)
Total equity attributable to equity holders of the company		8,747	8,646
Non-controlling interests		61	55
Total equity		8,808	8,701
Total liabilities and equity		13,037	12,260

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :
117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Mumbai July 15, 2020	Bengaluru July 15, 2020

Infosys Limited and Subsidiaries

(Dollars in millions except equity share and per equity share data)

Condensed Consolidated Statements of Comprehensive Income	Note	Three months ended June 30,
		2020	2019
Revenues	2.17	3,121	3,131
Cost of sales	2.19	2,071	2,122
Gross profit		1,050	1,009
Operating expenses:
Selling and marketing expenses	2.19	151	169
Administrative expenses	2.19	191	198
Total operating expenses		342	367
Operating profit		708	642
Other income, net	2.19	63	106
Finance cost		6	6
Profit before income taxes		765	742
Income tax expense	2.13	201	196
Net profit		564	546
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset, net		20	(3)
Equity instrument through other comprehensive income, net		–	-
		20	(3)
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net		7	2
Fair value changes on derivatives designated as cash flow hedge, net		(1)	(3)
Foreign currency translation		40	17
		46	16
Total other comprehensive income/(loss), net of tax		66	13
Total comprehensive income		630	559
Profit attributable to:
Owners of the company		558	546
Non-controlling interests		6	–
		564	546
Total comprehensive income attributable to:
Owners of the company		624	559
Non-controlling interests		6	-
		630	559
Earnings per equity share
Basic ($)		0.13	0.13
Diluted ($)		0.13	0.13
Weighted average equity shares used in computing earnings per equity share	2.14
Basic		4,241,101,049	4,302,176,860
Diluted		4,246,278,846	4,308,286,160

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :
117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Mumbai July 15, 2020	Bengaluru July 15, 2020

Infosys Limited and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

(Dollars in millions except equity share data)

Particulars	Shares(1)	Share capital	Share premium	Retained earnings	Other reserves (2)	Capital redemption reserve	Cash flow hedge reserve	Other components of equity	Total equity attributable to equity holders of the company	Non-controlling interest	Total equity
Balance as at April 1, 2019	4,335,954,462	339	277	11,248	384	10	3	(2,870)	9,391	9	9,400
Impact on account of adoption of IFRS 16 *	–	–	–	(6)	–	–	–	–	(6)	–	(6)
	4,335,954,462	339	277	11,242	384	10	3	(2,870)	9,385	9	9,394
Changes in equity for the three months ended June 30, 2019
Net profit	–	–	–	546	–	–	–	–	546	–	546
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	(3)	(3)	–	(3)
Fair value changes on investments, net*	–	–	–	–	–	–	–	2	2	–	2
Fair value changes on derivatives designated as cash flow hedge*	–	–	–	–	–	–	(3)	–	(3)	–	(3)
Foreign currency translation	–	–	–	–	–	–	–	17	17	–	17
Total comprehensive income for the period	–	–	–	546	–	–	(3)	16	559	–	559
Shares issued on exercise of employee stock options - before Bonus issue (Refer note 2.12)	230,552	–	–	–	–	–	–	–	–	–	–
Buyback of equity shares	(64,781,000)	(5)	–	(897)	–	–	–	–	(902)	–	(902)
Transaction cost relating to buyback *	–	–	–	(1)	–	–	–	–	(1)	–	(1)
Amount transferred to capital redemption reserve upon buyback	–	–	–	(5)	–	5	–	–	–	–	–
Non-controlling interests on acquisition of subsidiary	–	–	–	–	–	–	–	–	–	46	46
Transfer to other reserves	–	–	–	(83)	83	–	–	–	–	–	–
Transfer from other reserves on utilization	–	–	–	35	(35)	–	–	–	–	–	–
Financial liability under option arrangements	–	–	–	(86)	–	–	–	–	(86)	–	(86)
Employee stock compensation expense (Refer note 2.12)	–	–	9	–	–	–	–	–	9	–	9
Dividends (including dividend distribution tax)	–	–	–	(782)	–	–	–	–	(782)	–	(782)
Balance as at June 30, 2019	4,271,404,014	334	286	9,969	432	15	–	(2,854)	8,182	55	8,237
Balance as at April 1, 2020	4,240,753,210	332	305	11,014	594	17	(2)	(3,614)	8,646	55	8,701
Changes in equity for the three months ended June 30, 2020
Net profit	–	–	–	558	–	–	–	–	558	6	564
Remeasurement of the net defined benefit liability/asset (Refer note 2.19)*	–	–	–	–	–	–	–	20	20	–	20
Fair value changes on investments, net*	–	–	–	–	–	–	–	7	7	–	7
Fair value changes on derivatives designated as cash flow hedge*	–	–	–	–	–	–	(1)	–	(1)	–	(1)
Foreign currency translation	–	–	–	–	–	–	–	40	40	–	40
Total comprehensive income for the period	–	–	–	558	–	–	(1)	67	624	6	630
Shares issued on exercise of employee stock options (Refer note 2.12)	592,183	–	1	–	–	–	–	–	1	–	1
Transfer to other reserves	–	–	–	(42)	42		–	–	–	–	–
Transfer from other reserves on utilization	–	–	–	97	(97)	–	–	–	–	–	–
Employee stock compensation expense (Refer note 2.12)	–	–	8	–	–	–	–	–	8	–	8
Dividends	–	–	–	(532)	–	–	–	–	(532)	–	(532)
Balance as at June 30, 2020	4,241,345,393	332	314	11,095	539	17	(3)	(3,547)	8,747	61	8,808

* net of tax

(1)	excludes treasury shares of 17,809,235 as at June 30, 2020, 18,239,356 as at April 1, 2020, 20,094,430 as at June 30, 2019 and 20,324,982 as at April 1, 2019, held by consolidated trust.

(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :
117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Mumbai July 15, 2020	Bengaluru July 15, 2020

Infosys Limited and Subsidiaries

Condensed Consolidated Statements of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(Dollars in millions)

Particulars	Note	Three months ended June 30,
		2020	2019
Operating activities:
Net Profit		564	546
Adjustments to reconcile net profit to net cash provided by operating activities :
Depreciation and amortization	2.19	100	98
Interest and dividend income		(18)	(22)
Finance cost		6	6
Income tax expense	2.13	201	196
Effect of exchange rate changes on assets and liabilities		3	2
Impairment loss under expected credit loss model		13	7
Stock compensation expense	2.12	10	9
Other adjustments		3	(10)
Changes in working capital
Trade receivables and unbilled revenue		(57)	(97)
Prepayments and other assets		13	(17)
Trade payables		(12)	(147)
Client deposits		1	-
Unearned revenue		14	(1)
Other liabilities and provisions		37	175
Cash generated from operations		878	745
Income taxes paid		(95)	(115)
Net cash provided by operating activities		783	630
Investing activities:
Expenditure on property, plant and equipment and intangibles		(55)	(145)
Loans to employees		–	2
Deposits placed with corporation		(17)	5
Interest and dividend received		14	11
Payment towards acquisition of business, net of cash acquired		–	(72)
Payment of contingent consideration pertaining to acquisition of business		(20)	–
Redemption of escrow pertaining to Buyback		–	30
Payments to acquire Investments
Liquid mutual fund units and fixed maturity plan securities		(666)	(1,447)
Quoted debt securities		(406)	(110)
Others		–	(2)
Proceeds on sale of Investments
Quoted debt securities		154	173
Certificate of deposits		33	90
Commercial papers		–	72
Liquid mutual fund units and fixed maturity plan securities		763	1,551
Equity and preference securities		–	1
Others		3	–
Other receipts		2	–
Net cash (used)/generated in investing activities		(195)	159
Financing activities:
Payment of lease liabilities		(19)	(20)
Payment of dividends		–	(648)
Share issued on exercise of employee stock options		1	–
Buy back of equity shares including transaction costs		–	(689)
Net cash used in financing activities		(18)	(1,357)
Effect of exchange rate changes on cash and cash equivalents		16	5
Net increase / (decrease) in cash and cash equivalents		570	(568)
Cash and cash equivalents at the beginning of the period	2.1	2,465	2,829
Cash and cash equivalents at the end of the period		3,051	2,266
Supplementary information:
Restricted cash balance	2.1	51	55
Closing cash and cash equivalents as per consolidated statement of cash flows		3,051	2,266
Less: Earmarked bank balance for dividend	2.2	(536)	–
Closing cash and cash equivalents as per Consolidated Balance Sheet	2.1	2,515	2,266

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :
117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Mumbai July 15, 2020	Bengaluru July 15, 2020

Notes to the Interim Condensed Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited in India. The Company’s American Depositary Shares representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's interim condensed consolidated financial statements are authorized for issue by the company's Board of Directors on July 15, 2020.

1.2 Basis of preparation of financial statements

The interim condensed consolidated financial statements have been prepared in compliance with IAS 34, Interim Financial Reporting as issued by International Accounting Standards Board, under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accordingly, these interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements. The interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s Annual Report on Form 20-F for the year ended March 31, 2020. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim condensed consolidated financial statements comprise the financial statements of the company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. The financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in the financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed consolidated financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

1.5 Critical accounting estimates and judgements

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended are used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced (also refer note 2.13).

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer note 2.8).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins.

f. Leases

IFRS 16 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, the Group has concluded that no material changes are required to lease period relating to the existing lease contracts (Refer note 2.9).

g. Allowance for credit losses on receivables and unbilled revenue

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The group considered current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates. In calculating expected credit loss, the Group has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID-19.

1.6 Recent accounting pronouncements

New and revised IFRS Standards in issue but not yet effective:

Amendments to IAS 16 Property, Plant and Equipment	Proceeds before Intended Use
Amendments to IAS 37 Onerous Contracts	Cost of Fulfilling a Contract

Amendments to IAS 16

On May 14, 2020 International Accounting Standards Board (IASB) has issued amendment to IAS 16 Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16) which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 37

On May 14, 2020 IASB has issued Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) which specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

2. Notes to the Interim Condensed Consolidated Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

Particulars	As at
	June 30, 2020	March 31, 2020
Cash and bank deposits	1,728	1,624
Deposits with financial institutions	787	841
Total Cash and cash equivalents	2,515	2,465

Cash and cash equivalents as at June 30, 2020 and March 31, 2020 include restricted cash and bank balances of $51 million and $52 million, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.2 Earmarked bank balance for dividend

(Dollars in millions)

Particulars	As at
	June 30, 2020	March 31, 2020
Current
Earmarked bank balance for dividend	536	–
Total	536	–

The Board of Directors in their meeting held on April 20, 2020 recommended a final dividend of ₹ 9.50/- per equity share (approximately $0.13 per equity share) for the financial year ended March 31, 2020. The same was approved by the shareholders at the Annual General Meeting held on June 27, 2020. Earmarked bank balance for dividend represents cash which is deposited in a designated bank account only for payment of final dividend for financial year ended March 31, 2020.

2.3 Investments

The carrying value of investments are as follows:

(Dollars in millions)

Particulars	As at
	June 30, 2020	March 31, 2020
(i) Current
Fair value through profit and loss
Liquid Mutual fund units
Fair value	156	278
Fixed Maturity Plan Securities
Fair value	13	65
Fair Value through Other comprehensive income
Quoted debt securities
Fair value	84	123
Certificate of deposits
Fair value	118	149
Total current investments	371	615
(ii) Non-current
Amortized cost
Quoted debt securities
Cost	244	244
Fair value through Other comprehensive income
Quoted debt securities
Fair value	587	281
Unquoted equity and preference securities
Fair value	14	14
Fair value through profit and loss
Unquoted Preference securities
Fair value	1	1
Others
Fair value(1)	7	7
Total Non-current investments	853	547
Total investments	1,224	1,162
Investment carried at amortized cost	244	244
Investments carried at fair value through other comprehensive income	803	567
Investments carried at fair value through profit and loss	177	351

(1) Uncalled capital commitments outstanding as of June 30, 2020 and March 31, 2020 was $8 million each.

Refer note 2.4 for accounting policies on financial instruments.

Method of fair valuation:

(Dollars in millions)

Class of investment	Method	Fair value
		As at June 30, 2020	As at March 31, 2020
Liquid mutual fund units	Quoted price	156	278
Fixed maturity plan securities	Market observable inputs	13	65
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	296	284
Quoted debt securities- carried at Fair value through other comprehensive income	Quoted price and market observable inputs	671	404
Certificate of deposits	Market observable inputs	118	149
Unquoted equity and preference securities at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	14	14
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	1	1
Others	Discounted cash flows method, Market multiples method, Option pricing model	7	7
		1,276	1,202

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.4 Financial instruments

Accounting Policy

2.4.1 Initial recognition

The group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.4.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Comprehensive Income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii) Cash flow hedge

The group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Comprehensive Income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Statement of Comprehensive Income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Statement of Comprehensive Income.

2.4.3 Derecognition of financial instruments

The group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the group's balance sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.4.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table ‘Financial instruments by category’ below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of those instruments.

2.4.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in Statement of Comprehensive Income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at June 30, 2020 were as follows:

(Dollars in millions)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer note 2.1)	2,515	–	–	–	–	2,515	2,515
Earmarked bank balance for dividend (Refer note 2.2)	536	–	–	–	–	536	536
Investments (Refer note 2.3)
Liquid mutual funds	–	–	156	–	–	156	156
Fixed maturity plan securities	–	–	13	–	–	13	13
Quoted debt securities	244	–	–	–	671	915	967(1)
Certificate of deposits	–	–	–	–	118	118	118
Commercial Paper	–	–	–	–	–	–	–
Unquoted equity and preference securities:	–	–	1	14	–	15	15
Unquoted investment others	–	–	7	–	–	7	7
Trade receivables	2,487	–	–	–	–	2,487	2,487
Unbilled revenues (Refer note 2.18)(3)	400	–	–	–	–	400	400
Prepayments and other assets (Refer note 2.5)	551	–	–	–	–	551	539(2)
Derivative financial instruments	–	–	10	–	2	12	12
Total	6,733	–	187	14	791	7,725	7,765
Liabilities:
Trade payables	366	–	–	–	–	366	366
Lease liabilities	599	–	–	–	–	599	599
Derivative financial instruments	–	–	7	–	4	11	11
Financial liability under option arrangements	–	–	88	–	–	88	88
Other liabilities including contingent consideration	1,559	–	24	–	–	1,583	1,583
Total	2,524	–	119	–	4	2,647	2,647

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of $12 million

(3)	Excludes unbilled revenue for contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2020 were as follows:

(Dollars in millions)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer note 2.1)	2,465	–	–	–	–	2,465	2,465
Investments (Refer note 2.3)
Liquid mutual funds	–	–	278	–	–	278	278
Fixed maturity plan securities	–	–	65	–	–	65	65
Quoted debt securities	244	–	–	–	404	648	688(1)
Certificate of deposits	–	–	–	–	149	149	149
Unquoted equity and preference securities	–	–	1	14	–	15	15
Unquoted investment others	–	–	7	–	–	7	7
Trade receivables	2,443	–	–	–	–	2,443	2,443
Unbilled revenues(Refer note 2.18) (3)	369	–	–	–	–	369	369
Prepayments and other assets (Refer note 2.5)	476	–	–	–	–	476	465(2)
Derivative financial instruments	–	–	7	–	1	8	8
Total	5,997	–	358	14	554	6,923	6,952
Liabilities:
Trade payables	377	–	–	–	–	377	377
Lease liabilities	612	–	–	–	–	612	612
Derivative financial instruments	–	–	62	–	3	65	65
Financial liability under option arrangements	–	–	82	–	–	82	82
Other liabilities including contingent consideration	1,054	–	45	–	–	1,099	1,099
Total	2,043	–	189	–	3	2,235	2,235

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of $11 million

(3)	Excludes unbilled revenue for contracts where the right to consideration is dependent on completion of contractual milestones

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities as at June 30, 2020:

(Dollars in millions)

Particulars	As at June 30, 2020	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer note 2.3)	156	156	–	–
Investments in fixed maturity plan securities (Refer note 2.3)	13	–	13	–
Investments in quoted debt securities (Refer note 2.3)	967	753	214	–
Investments in certificate of deposit (Refer note 2.3)	118	–	118	–
Investments in unquoted equity and preference securities (Refer note 2.3)	15	–	–	15
Investments in unquoted investments others (Refer note 2.3)	7	–	–	7
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	12	–	12	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	11	–	11	–
Financial liability under option arrangements (Refer note 2.11)	88	–	–	88
Liability towards contingent consideration (Refer note 2.6)*	24	–	–	24

* Discount rate pertaining to contingent consideration ranges from 8% to 14%

During the three months ended June 30, 2020, quoted debt securities of $16 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of $157 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2020:

(Dollars in millions)

Particulars	As at March 31, 2020	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer note 2.3)	278	278	–	–
Investments in fixed maturity plan securities (Refer note 2.3)	65	–	65	–
Investments in quoted debt securities (Refer note 2.3)	688	618	70	–
Investments in certificate of deposit (Refer note 2.3)	149	–	149	–
Investments in unquoted equity and preference securities (Refer note 2.3)	15	–	–	15
Investments in unquoted investments others (Refer note 2.3)	7	–	–	7
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	8	–	8	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	65	–	65	–
Financial liability under option arrangements (Refer to note 2.11)	82	–	–	82
Liability towards contingent consideration (Refer note 2.6)*	45	–	–	45

* Discount rate pertaining to contingent consideration ranges from 8% to 14%

During the year ended March 31, 2020, quoted debt securities of $87 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of $7 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

2.5 Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)

Particulars	As at
	June 30, 2020	March 31, 2020
Current
Rental deposits	5	4
Security deposits	1	1
Loans to employees	20	32
Prepaid expenses(1)	127	128
Interest accrued and not due	61	62
Withholding taxes and others(1)	238	209
Advance payments to vendors for supply of goods(1)	20	19
Deposit with corporations*	256	237
Deferred contract cost(1)	7	4
Net investment in sublease of right of use asset	5	5
Other non financial assets(1)	4	4
Other financial assets **	108	34
Total Current prepayment and other assets	852	739
Non-current
Loans to employees	2	3
Security deposits	7	7
Deposit with corporations*	5	7
Prepaid gratuity(1)	12	20
Prepaid expenses(1)	10	11
Deferred contract cost(1)	10	13
Withholding taxes and others(1)	103	103
Net investment in sublease of right of use asset	51	53
Rental Deposits	28	29
Other financial assets	2	2
Total Non- current prepayment and other assets	230	248
Total prepayment and other assets	1,082	987
Financial assets in prepayments and other assets	551	476

(1) Non financial assets

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. Cenvat recoverable includes $49 million which are pending adjudication. The Group expects these amounts to be sustainable on adjudication and recoverable on final resolution.

*	Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

**	Other receivables includes $80 million towards redemption of mutual funds.

2.6 Other liabilities

Other liabilities comprise the following:

(Dollars in millions)

Particulars	As at
	June 30, 2020	March 31, 2020
Current
Accrued compensation to employees	444	391
Accrued provident fund liability (1)	–	9
Accrued expenses	514	518
Withholding taxes and others(1)(2)	352	232
Retention money	8	10
Liabilities of controlled trusts	24	25
Deferred income - government grants(1)	4	–
Liability towards contingent consideration	17	29
Capital creditors	63	37
Final dividend payable to shareholders (3)	472	–
Others non financial liabilities(1)	1	1
Others	30	69
Total Current other liabilities	1,929	1,321
Non-Current
Liability towards contingent consideration	7	16
Accrued compensation to employees	3	3
Accrued gratuity(1)	5	4
Accrued provident fund liability (1)	12	24
Deferred income - government grants(1)	6	6
Deferred income(1)	3	3
Financial liability under option arrangements	88	82
Withholding taxes and others(1)	33	–
Others	1	1
Total Non-current other liabilities	158	139
Total other liabilities	2,087	1,460
Financial liabilities included in other liabilities	1,671	1,181
Financial liability towards contingent consideration on an undiscounted basis	28	48

(1) Non financial liabilities

(2) Includes withholding tax of $62 million on final dividend payable to share holders for fiscal 2020 (Refer note no 2.20).

(3) Pertains to final dividend declared by the Company for fiscal 2020 and approved by the shareholders on June 27, 2020. Payment date for dividend is July 3, 2020. (Refer to note no. 2.20)

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance.

2.7 Provisions and other contingencies

Accounting Policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

Post sales client support

The Group provides its clients with a fixed-period post sales support for its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provisions comprise the following:

(Dollars in millions)

Particulars	As at
	June 30, 2020	March 31, 2020
Provision for post sales client support and other provisions	84	76
	84	76

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the condensed consolidated Statement of Comprehensive Income.

As at June 30, 2020 and March 31, 2020, claims against the Group, not acknowledged as debts, (excluding demands from income tax authorities- Refer note 2.13) amounted to ₹259 crore ($34 million) and ₹230 crore ($30 million), respectively.

Legal Proceedings

On the matters pertaining to the whistle blower allegations, previously disclosed by the Company on October 22, 2019, the Company has responded to all the inquires received from the Indian regulatory authorities.

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.8 Property, plant and equipment

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery(1)	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1) includes solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Statement of Comprehensive Income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the consolidated Statement of Comprehensive Income.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the Statement of Comprehensive Income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the Statement of Comprehensive Income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for the three months ended June 30, 2020:

(Dollars in millions)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2020	174	1,324	621	882	381	6	3,388
Additions	9	5	4	46	3	–	67
Deletions	–	–	(1)	(1)	(1)	–	(3)
Translation difference	–	3	2	3	1	–	9
Gross carrying value as at June 30, 2020	183	1,332	626	930	384	6	3,461
Accumulated depreciation as at April 1, 2020	–	(434)	(418)	(646)	(243)	(4)	(1,745)
Depreciation	–	(13)	(16)	(27)	(11)	–	(67)
Accumulated depreciation on deletions	–	–	1	1	1	–	3
Translation difference	–	(1)	(1)	(2)	(1)	–	(5)
Accumulated depreciation as at June 30, 2020	–	(448)	(434)	(674)	(254)	(4)	(1,814)
Capital work-in progress as at June 30, 2020							178
Carrying value as at June 30, 2020	183	884	192	256	130	2	1,825
Capital work-in progress as at April 1, 2020							167
Carrying value as at April 1, 2020	174	890	203	236	138	2	1,810

Following are the changes in the carrying value of property, plant and equipment for the three months ended June 30, 2019:

(Dollars in millions)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2019	276	1,291	572	845	321	5	3,310
Additions	–	24	23	30	27	–	104
Additions- Business Combinations	–	–	–	9	1	–	10
Deletions	–	–	(1)	(4)	(1)	–	(6)
Reclassified on account of adoption of IFRS 16	(87)	–	–	–	–	–	(87)
Translation difference	–	–	1	1	2	–	4
Gross carrying value as at June 30, 2019	189	1,315	595	881	350	5	3,335
Accumulated depreciation as at April 1, 2019	(5)	(423)	(390)	(606)	(223)	(3)	(1,650)
Depreciation	–	(13)	(16)	(31)	(11)	–	(71)
Accumulated depreciation on deletions	–	–	1	4	1	–	6
Reclassified on account of adoption of IFRS 16	5	–	–	–	–	–	5
Translation difference	–	–	(1)	(1)	(1)	–	(3)
Accumulated depreciation as at June 30, 2019	–	(436)	(406)	(634)	(234)	(3)	(1,713)
Capital work-in progress as at June 30, 2019							281
Carrying value as at June 30, 2019	189	879	189	247	116	2	1,903
Capital work-in progress as at April 1, 2019							271
Carrying value as at April 1, 2019	271	868	182	239	98	2	1,931

The aggregate depreciation expense is included in cost of sales in the Statement of Comprehensive Income.

The contractual commitments for capital expenditure primarily comprises of commitments for infrastructure facilities and computer equipment’s aggregating to $136 million and $180 million as at June 30, 2020 and March 31, 2020, respectively.

2.9 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land and buildings. The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right of use assets for the three months ended June 30, 2020:

(Dollars in millions)

Particulars	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of April 1, 2020	83	461	2	5	551
Additions*	–	(2)	1	4	3
Deletions	–	(8)	–	–	(8)
Depreciation	–	(19)	–	(1)	(20)
Translation difference	–	3	–	–	3
Balance as of June 30, 2020	83	435	3	8	529

* Net of lease incentives of $7 million related to lease of Buildings

Following are the changes in the carrying value of right of use assets for the three months ended June 30, 2019:

(Dollars in millions)

Particulars	Category of ROU asset
	Land	Buildings	Vehicles	Total
Balance as of April 1, 2019	–	419	1	420
Reclassified on account of adoption of IFRS 16	92	–	–	92
Additions	–	17	–	17
Additions through business combination	–	26	2	28
Depreciation	–	(18)	–	(18)
Translation difference	(1)	2	–	1
Balance as of June 30, 2019	91	446	3	540

The aggregate depreciation expense on ROU assets is included in cost of sales in the consolidated Statement of Comprehensive Income.

The following is the break-up of current and non-current lease liabilities as of June 30, 2020 and March 31, 2020:

(Dollars in millions)

Particulars	As at
	June 30, 2020	March 31, 2020
Current lease liabilities	87	82
Non-current lease liabilities	512	530
Total	599	612

2.10 Goodwill

Accounting Policy

Goodwill represents purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized immediately in the net profit in the Statement of Comprehensive Income. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGU’s which benefit from the synergies of the acquisition. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the Statement of Comprehensive Income and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)

Particulars	As at
	June 30, 2020	March 31, 2020
Carrying value at the beginning	699	512
Goodwill on HIPUS acquisition	–	16
Goodwill on Stater acquisition	–	57
Goodwill on Simplus acquisition	–	130
Translation differences	12	(16)
Carrying value at the end	711	699

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition.

2.11 Business combination

Accounting Policy

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Statement of Comprehensive Income.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value of the assets and liabilities in the Group's consolidated financial statements.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognised.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Proposed transfer

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc and Skava Systems Private Limited (together referred to as Skava), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transfer between entities under common control would be accounted for at carrying value and would not have any impact on the consolidated financial statements.

X15AO

2.12 Employees' Stock Option Plans (ESOP)

Accounting Policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in net profit in the consolidated statement of comprehensive income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan):

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, upto 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 17,809,235 and 18,239,356 shares as at June 30, 2020 and March 31, 2020, respectively under the 2015 plan. Out of these shares 200,000 equity shares each have been earmarked for welfare activities of the employees as at June 30, 2020 and March 31, 2020.

The following is the summary of grants during the three months ended June 30, 2020 and June 30, 2019:

	2019 Plan		2015 Plan
Particulars	Three months ended June 30,		Three months ended June 30,
	2020	2019	2020	2019
Equity settled RSU
KMPs	207,808	187,793	204,097	212,096
Employees other than KMP	–	–	24,600	12,200
	207,808	187,793	228,697	224,296

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3.25 crore (approximately $0.50 million) which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of June 30, 2020, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments.

The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, in accordance with the terms of his employment agreement, approved the performance-based grant of RSUs amounting to ₹13 crore (approximately $2 million) for the fiscal 2021 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 192,964 performance based RSU’s were granted effective May 2, 2020.

Under the 2019 plan:

The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹10 crore (approximately $1.50 million) for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 148,434 performance based RSU’s were granted effective May 2, 2020.

COO and Whole time director

Under the 2019 plan:

The Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹4 crore (approximately $0.50 million) for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 59,374 performance based RSU’s were granted effective May 2, 2020.

Other KMP

Under the 2015 plan:

On April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 11,133 RSUs to other KMP under the 2015 Plan. The grants were made effective May 2, 2020. The performance based RSUs will vest over three years based on certain performance targets.

Break-up of employee stock compensation expense:

(Dollars in millions)

Particulars	Three months ended June 30,
	2020	2019
Granted to:
KMP	2	3
Employees other than KMP	8	6
Total(1)	10	9
(1) Cash settled stock compensation expense included in the above	2	–

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2021- Equity Shares-RSU	Fiscal 2021- ADS-RSU	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS-RSU
Weighted average share price (₹) / ($ ADS)	674	8.93	728	10.52
Exercise price (₹)/ ($ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	29-42	29-42	22-30	22-26
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	4-5	0.2-0.3	6-7	1-3
Weighted average fair value as on grant date (₹) / ($ADS)	563	8.23	607	7.84

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.13 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the consolidated Statement of Comprehensive Income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Income tax expense in the consolidated Statement of Comprehensive Income comprises:

(Dollars in millions)

Particulars	Three months ended June 30,
	2020	2019
Current taxes
Domestic taxes	147	158
Foreign taxes	27	52
	174	210
Deferred taxes
Domestic taxes	24	(1)
Foreign taxes	3	(13)
	27	(14)
Income tax expense	201	196

Income tax expense for the three months ended June 30, 2020 and June 30, 2019 includes reversal (net of provisions) of $17 million and reversal (net of provisions) of $6 million respectively. These reversals pertain to prior periods on account of completion of audits in certain jurisdiction.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(Dollars in millions)

Particulars	Three months ended June 30,
	2020	2019
Profit before income taxes	765	742
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	267	259
Tax effect due to non-taxable income for Indian tax purposes	(72)	(82)
Overseas taxes	23	27
Tax provision (reversals)	(17)	(6)
Effect of differential tax rates	(4)	(1)
Effect of exempt non operating income	(1)	(2)
Effect of unrecognized deferred tax assets	2	2
Effect of non-deductible expenses	5	3
Branch profit tax (net of credits)	(1)	(4)
Others	(1)	–
Income tax expense	201	196

The applicable Indian corporate statutory tax rate for the three months ended June 30, 2020 and June 30, 2019 is 34.94% each.

Deferred income tax for the three months ended June 30, 2020 and June 30, 2019 substantially relates to origination and reversal of temporary differences.

As at June 30, 2020, claims against the Group not acknowledged as debts from the Indian Income tax authorities amounted to ₹3,372 crore ($447 million). Amount paid to statutory authorities against this amounted to ₹5,352 crore ($709 million).

As at March 31, 2020, claims against the Group not acknowledged as debts from the Indian Income tax authorities amounted to ₹3,353 crore ($443 million). Amount paid to statutory authorities against the above tax claims amounted to ₹5,352 crore ($707 million).

The claims against the group majorly represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes.

These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

2.14 Reconciliation of basic and diluted shares used in computing earnings per share

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.15 Related party transactions

Refer note 2.21 "Related party transactions" in the Company’s 2020 Annual Report on Form 20-F for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the three months ended June 30, 2020, the following are the changes in the subsidiaries:

-	On June 1, 2020, Fluido Oy, acquired 100% of the voting interests in Simplus U.K Ltd and Simplus Ireland Ltd. from Simplus Europe Ltd.

Change in key management personnel

The following are the changes in the key management personnel:

- D.N. Prahlad resigned as director of the Company effective April 20, 2020.

- Uri Levine appointed as independent director of the Company effective April 20, 2020.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(Dollars in millions)

Particulars	Three months ended June 30,
	2020	2019
Salaries and other employee benefits to whole-time directors and executive officers(1)(2)	4	5
Commission and other benefits to non-executive/ independent directors	–	–
Total	4	5

(1)	For the three months ended June 30, 2020 and June 30, 2019, includes a charge of $2 million and $3 million respectively, towards employee stock compensation expense (Refer note 2.12).

(2)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.16 Segment Reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public Services and revenue generated from customers located in India, Japan and China and other enterprises in public service. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.17 Revenue from operations.

2.16.1 Business Segments

Three months ended June 30, 2020 and June 30, 2019

(Dollars in millions)

	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All Other segments(5)	Total
Revenues	984	447	417	399	298	272	208	96	3,121
	985	493	431	407	301	241	193	80	3,131
Identifiable operating expenses	515	210	251	205	169	149	105	61	1,665
	529	250	257	216	171	147	112	47	1,729
Allocated expenses	205	99	84	82	62	44	40	32	648
	210	95	85	87	71	41	40	32	661
Segment profit	264	138	82	112	67	79	63	3	808
	246	148	89	104	59	53	41	1	741
Unallocable expenses									100
									99
Operating profit									708
									642
Other income, net (Refer Note 2.19)									63
									106
Finance cost									6
									6
Profit before income taxes									765
									742
Income tax expense									201
									196
Net profit									564
									546
Depreciation and amortization									100
									98
Non-cash expenses other than depreciation and amortization									–
									1

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5) Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

2.16.2 Significant clients

No client individually accounted for more than 10% of the revenues for the three months ended June 30, 2020 and June 30, 2019, respectively.

2.17 Revenue from Operations

Accounting Policy:

The Group derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them. Any capitalized contract costs are amortized, with the expense recognised as the Group transfers the related goods or services to the customer.

The Group presents revenues net of indirect taxes in its consolidated Statement of Comprehensive Income.

Revenues for the three months ended June 30, 2020 and June 30, 2019 is as follows:

(Dollars in millions)

Particulars	Three months ended June 30,
	2020	2019
Revenue from software services	2,904	2,953
Revenue from products and platforms	217	178
Total revenue from operations	3,121	3,131

The Group has evaluated the impact of COVID–19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The Group has concluded that the impact of COVID–19 is not material based on these estimates. Due to the nature of the pandemic, the Group continues to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

Three months ended June 30, 2020 and June 30, 2019

(Dollars in millions)

Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy , Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues by Geography*
North America	577	287	239	226	171	257	138	23	1,918
	579	319	270	224	169	229	121	16	1,927
Europe	202	134	83	137	117	4	66	7	750
	192	142	65	143	118	6	68	5	739
India	49	1	8	–	2	9	1	20	90
	43	2	4	–	3	5	1	15	73
Rest of the world	156	25	87	36	8	2	3	46	363
	171	30	92	40	11	1	3	44	392
Total	984	447	417	399	298	272	208	96	3,121
	985	493	431	407	301	241	193	80	3,131
Revenue by offerings
Digital	452	213	197	174	136	114	75	28	1,389
	359	204	154	140	110	84	52	16	1,119
Core	532	234	220	225	162	158	133	68	1,732
	626	289	277	267	191	157	141	64	2,012
Total	984	447	417	399	298	272	208	96	3,121
	985	493	431	407	301	241	193	80	3,131

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5) Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

* Geographical revenues is based on the domicile of customer

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Panaya platform, Skava platform, Stater digital platform and Infosys McCamish- insurance platform.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

2.18 Unbilled revenue

(Dollars in millions)

Particulars	As at
	June 30, 2020	March 31, 2020
Unbilled financial asset(1)	400	369
Unbilled non financial asset(2)	549	572
Total	949	941

(1) Right to consideration is unconditional and is due only after a passage of time.

(2) Right to consideration is dependent on completion of contractual milestones.

2.19 Break-up of expenses and other income, net

Accounting Policy

2.19.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / asset are recognized in other comprehensive income and not reclassified to profit or loss in subsequent period. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the Statement of Comprehensive Income.

2.19.2 Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.19.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a portion of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond its monthly contributions.

2.19.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.19.5 Other income

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.19.6 Foreign Currency

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Comprehensive Income and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognised using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Statement of Comprehensive Income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

2.19.7 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

2.19.8 Operating Profits

Operating profit of the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

Cost of sales

(Dollars in millions)

Particulars	Three months ended June 30,
	2020	2019
Employee benefit costs	1,591	1,579
Depreciation and amortization	100	98
Travelling costs	13	93
Cost of technical sub-contractors	214	235
Cost of software packages for own use	38	33
Third party items bought for service delivery to clients	79	55
Short-term leases (Refer note 2.9)	1	3
Consultancy and professional charges	1	1
Communication costs	12	10
Repairs and maintenance	17	15
Provision for post-sales client support	1	(1)
Others	4	1
Total	2,071	2,122

Selling and marketing expenses

(Dollars in millions)

Particulars	Three months ended June 30,
	2020	2019
Employee benefit costs	137	126
Travelling costs	1	15
Branding and marketing	8	20
Consultancy and professional charges	2	6
Communication costs	–	1
Others	3	1
Total	151	169

Administrative expenses

(Dollars in millions)

Particulars	Three months ended June 30,
	2020	2019
Employee benefit costs	66	62
Consultancy and professional charges	31	35
Repairs and maintenance	31	39
Power and fuel	5	9
Communication costs	9	7
Travelling costs	2	10
Rates and taxes	7	5
Short-term leases (Refer note 2.9)	2	–
Insurance charges	4	3
Impairment loss recognized/(reversed) under expected credit loss model	13	8
Commission to non-whole time directors	–	–
Contributions towards Corporate Social Responsibility	16	10
Others	5	10
Total	191	198

Other income, net

(Dollars in millions)

Particulars	Three months ended June 30,
	2020	2019
Interest income on financial assets carried at amortized cost	38	51
Interest income on financial assets fair valued through other comprehensive income	12	17
Gain/(loss) on investments carried at fair value through profit or loss	3	10
Gain/(loss) on investments carried at fair value through other comprehensive income	4	2
Interest income on income tax refund	–	1
Exchange gains / (losses) on forward and options contracts	6	20
Exchange gains / (losses) on translation of other assets and liabilities	(4)	(7)
Others	4	12
Total	63	106

2.20 Equity

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from Securities premium.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Share premium

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated Statement of Comprehensive Income is credited to share premium.

Other reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity consist of currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the consolidated Statement of Comprehensive Income upon the occurrence of the related forecasted transaction.

2.20.1 Capital Allocation Policy

Effective from fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of June 30, 2020, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.20.2 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has repealed the Dividend Distribution Tax (DDT). Companies are now required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is also subject to withholding tax at applicable rates.

Amount of per share dividend recognised as distribution to equity shareholders:

Particulars	Three months ended June 30, 2020		Three months ended June 30, 2019
	in ₹	in US Dollars	in ₹	in US Dollars
Final dividend for fiscal 2020	9.50	0.13	–	–
Final dividend for fiscal 2019	–	–	10.50	0.15

The Board of Directors in their meeting on April 20, 2020 recommended a final dividend of `9.50/- per equity share (approximately $0.13 per equity share) for the financial year ended March 31, 2020. The same was approved by the shareholders at the Annual General Meeting held on June 27, 2020 which will result in a cash outflow of `4,029 crore (approximately $534 million) excluding dividend paid on treasury shares. Payment date for the dividend is July 3, 2020

2.20.3 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of ₹5/- each. 17,809,235 shares and 18,239,356 shares were held by controlled trust, as at June 30, 2020 and March 31, 2020, respectively.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Bengaluru July 15, 2020